                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1 )*


                         First Enterprise Financial Group.
                      ------------------------------------
                                (Name of Issuer)


                                 Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)


                                    319987103
                    ----------------------------------------
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




                                Page 1 of 8 pages

CUSIP No. 319987103
          ---------


-------------------------------------------------------------------------------
1)   Name of Reporting Person                     SAFECO Common Stock Trust
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       -----------------------------
     (See Instructions)                           (b)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Delaware
     Organization
-------------------------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-        Power                         0
ficially
Owned by       ----------------------------------------------------------------
Reporting       (6) Shared Voting                 0
Person With         Power
               ----------------------------------------------------------------
                (7) Sole Disposi-
                    tive Power                    0
               ----------------------------------------------------------------
                (8) Shared                        0
                    Dispositive
                    Power
-------------------------------------------------------------------------------
9)   Aggregate Amount Bene-                       0
     ficially Owned by
     Reporting Person
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by Amount                        0%
     in Row 9
-------------------------------------------------------------------------------
12)  Type of Reporting Person                     IV
     (See Instructions)
-------------------------------------------------------------------------------




                                Page 2 of 8 Pages

CUSIP No. 319987103
          ---------


-------------------------------------------------------------------------------
 1)  Name of Reporting Person                     SAFECO Asset Management
     S.S. or I.R.S. Identifica-                   Company
     tion No. of Above Person
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       -----------------------------
     (See Instructions)                           (b)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Washington
     Organization
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting
Shares Bene-        Power                         0
ficially        ---------------------------------------------------------------
Owned by       (6)  Shared Voting
Reporting           Power                         0
Person With    ----------------------------------------------------------------
               (7)  Sole Disposi-
                    tive Power                    0
               ----------------------------------------------------------------
               (8)  Shared
                    Dispositive Power             0
-------------------------------------------------------------------------------
9)   Aggregate Amount Bene-                       0
     ficially Owned by
     Reporting Person
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                           0%
-------------------------------------------------------------------------------
12)  Type of Reporting Person                     IA
     (See Instructions)
-------------------------------------------------------------------------------

--------------------



                                Page 3 of 8 Pages

CUSIP No. 319987103
          ---------


-------------------------------------------------------------------------------
 1)  Name of Reporting Person                     SAFECO Corporation
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       -----------------------------
     (See Instructions)                           (b)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Washington
     Organization
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting
Shares Bene-        Power                         0
ficially        ---------------------------------------------------------------
Owned by       (6)  Shared Voting
Reporting           Power                         0
Person With    ----------------------------------------------------------------
               (7)  Sole Disposi-
                    tive Power                    0
                    -----------------------------------------------------------
               (8)  Shared
                    Dispositive Power             0
-------------------------------------------------------------------------------
9)   Aggregate Amount Bene-                       0
     ficially Owned by
     Reporting Person
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row 9                           0%
-------------------------------------------------------------------------------
12)  Type of Reporting Person                     HC
     (See Instructions)
-------------------------------------------------------------------------------

--------------------


                                Page 4 of 8 Pages

CUSIP No. 319987103
          ---------


Item 1(a).     Name of Issuer:  See front cover

Item 1(b).     Address of Issuer Principal Executive Offices:

               500 Davis Street, Ste. 1005, Evanston, IL 60201

Item 2(a).     Name of Person(s) Filing:  See Item 1 on cover page (pp 2-4).

Item 2(b).     Address of Principal Business Office or, If None, Residence:

               SAFECO Common Stock Trust and SAFECO Corporation:
               SAFECO Plaza, Seattle, WA  98185

               SAFECO Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).     Citizenship:   See Item 4 on cover page (pp 2-4).

Item 2(d).     Title of Class of Securities:   See front cover page.

Item 2(e).     CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

          (a)  ( )       Broker or Dealer registered under Section 15 of the
                         Act.
          (b)  ( )       Bank as defined in Section 3(a)(6) of the Act.
          (c)  ( )       Insurance Company as defined in Section 3(a)(19) of
                         the Act.
          (d)  (X)       Investment Company registered under Section 8 of the
                         Investment Company Act.
          (e)  (X)       Investment Advisor registered under Section 203 of the
                         Investment Advisers Act of 1940.
          (f)  ( )       Employee Benefit Plan, Pension Fund which is subject
                         to provisions of Employee Retirement
                         Income Security Act of 1974 or Endowment Fund;
                         see Rule 13d-1(b)(1)(ii)(F).
          (g)  (X)       Parent Holding Company in accordance with
                         Rule 13d-1(b)(ii)(G).
          (h)  ( )       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).




                                Page 5 of 8 Pages

CUSIP No. 319987103
          ---------


Item 4.        Ownership:

               Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-4).

               SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5. Ownership of 5% or Less of a Class: This statement is filed to report that as of December 31, 1997, the reporting persons have ceased to be the beneficial owners of more than 5% of the common stock of First Enterprise Financial Group.

Item 6. Ownership of More than 5% on Behalf of Another Person: Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3).

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9.        Notice of Dissolution of Group.  Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                Page 6 of 8 Pages

CUSIP No. 319987103
          ---------


Exhibits.

               The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998                 SAFECO Corporation



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                           Ronald L. Spaulding, Treasurer


                                        SAFECO Common Stock Trust



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                           Ronald L. Spaulding, Treasurer


                                        SAFECO Asset Management Company



                                        By /s/ Neal A. Fuller
                                           -------------------------------------
                                           Neal A. Fuller, Secretary




                                Page 7 of 8 Pages

                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Common Stock Trust and SAFECO Asset Management Company each agree that Schedule 13-G filed by them with regard to First Enterprise Financial Group's common stock is filed on behalf of each of them.

Date: February 10, 1998                 SAFECO Corporation



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                           Ronald L. Spaulding, Treasurer


                                        SAFECO Common Stock Trust



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                           Ronald L. Spaulding, Treasurer


                                        SAFECO Asset Management Company



                                        By /s/ Neal A. Fuller
                                           -------------------------------------
                                           Neal A. Fuller, Secretary




                                Page 8 of 8 Pages